October 15, 2015

VIA EDGAR TRANSMISSION

Alberto Zapata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 5, 2015, the Registrant, on behalf of its series, the Counterpoint Tactical Equity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 8, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff. Please include Tandy Representations in your response letter.

Response. Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Prospectus:

Fund Summary

Comment 2. Please provide a completed fee table and expense example in the correspondence prior to filing the 485b for the Fund.

Response. The Registrant has provided the completed fee table and expense example below:

261928.1

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page 10 of the Fund’s Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses (1)	0.35%	0.35%	0.35%
Interest and Dividend Expense on Securities Sold Short (1)	0.32%	0.32%	0.32%
Acquired Fund Fees and Expenses (1) (2)	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	2.19%	2.94%	1.94%
1)	Based on estimated amounts for the current fiscal year.
2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years
A	$784	$1,221
C	$297	$910
I	$197	$609

Additional Information About Principal Investment Strategies And Related Risks

Comment 3. The information provided in “Principal Investment Strategies” is the same as the information in the summary. Consider expanding the disclosure in this section.

Response. The Registrant has revised the disclosure to include more details about the tactical market exposure portion of the strategy.

* * * * *

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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